Exhibit 99.1

Mazor Robotics Inc. 189 South Orange Ave. Suite 1850 Orlando, FL 32801 Toll Free:1 (800) 80 - MAZOR usa@MazorRobotics.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 38900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics Appoints Michael Berman to its Board of Directors

CAESAREA, Israel – February 6, 2014 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQ GM: MZOR), a developer of innovative guidance systems and complementary products, today announced the appointment of Michael Berman to the Company's Board of Directors effective as of February 2, 2014.  The addition of Mr. Berman increases the Board to six members.

Mr. Berman, 56, is a medical device entrepreneur and investor.  He is a co-founder of eight medical device companies and is currently an active board member of several early stage health care companies.  Additionally, he was also a co-founder of Velocimed and BridgePoint Medical as well as a board member of Lutonix.  From 1995 to 2000 Mr. Berman was the President of the cardiology business of Boston Scientific. Mr. Berman received his BS and MBA degrees from Cornell University.

“We are excited and honored to welcome Michael to Mazor Robotics’ Board of Directors,” said Jonathan Adereth, Chairman of Mazor’s Board of Directors.  “We believe his experience and successful track record in leading innovative, fast growing medical technology companies will be a valuable asset to Mazor’s Board and executive management team at this stage in our Company’s development.”

“I have been following Mazor for some time and I am impressed with the performance of the Renaissance system and the Company’s success in penetrating the market,” commented Mr. Berman.  “I look forward to leveraging my medical technology expertise as a member of the Board of Directors by providing counsel and advice to ensure Mazor’s continued success in the robotic surgery market.”

About Mazor
Mazor Robotics is dedicated to the development and marketing of innovative surgical guidance system and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance™, is a state-of-the-art surgical guidance system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 35,000 implants worldwide. Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology.  For more information, the content of which is not part of this press release, please visit www.mazorrobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding Mazor’s continued success, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s registration statement on Form F-1 and in subsequent filings with the SEC.  For more details, refer to Mazor's SEC filings and the amendments thereto.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
(212) 850-6020; (646) 201-5447

John Carter – Media/ David Schmeglia
jcarter@evcgroup.com
(212) 850-6021